SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

October 16, 2015

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on October 16, 2015.

Buenos Aires, 16 October 2015

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re.: Relevant event.

Dear Sirs,

Please be advised that Mercado Abierto Electrónico S.A. (hereinafter referred to as “MAE”) has authorized the listing in such electronic securities and foreign-currency trading market of Class A book-entry ordinary shares of par value AR$ 1 each and entitled to five votes per share for a nominal amount of AR$ 11,235,670 and of Class B book-entry ordinary shares of par value AR$ 1 each and entitled to one vote per share for a nominal amount of AR$ 573,327,358. The admission for negotiation in MAE of such authorized shares shall be granted by the Trading Markets Head Department (Gerencia de Mercados) through the relevant Electronic Communication.

Sincerely,

Luis Carlos Cerolini

Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 16, 2015

MACRO BANK INC.

By:	/s/ Luis Carlos Cerolini
Name: Luis Carlos Cerolini
Title: Director